

STATEMENT OF FINANCIAL CONDITION

Aqua Securities, L.P.
December 31, 2021
With Report of Independent Registered Public Accounting Firm

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SEC FILE NUMBER
8-51866

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Aqua Securities, L.P.

TYPE OF REGISTRANT (check all applicable boxes):

☑Broker-dealer ☐Security-based swap dealer ☐Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

199 Water Street
(No. and Street)

New York	New York	10038
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kenneth Paulson	212-294-7922	KPaulson@cantor.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

One Manhattan West, 401 9th Avenue	New York	New York	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17CFR 240.17a-5(e)(1)(ii), if applicable.

AFFIRMATION

I, Kenneth Paulson, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Aqua Securities, L.P. (the "Partnership"), as of December 31, 2021, is true and correct. I further affirm that neither the Partnership nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



_____

Kenneth Paulson
Chief Financial Officer

On this 28th day of February, 2022, Kenneth Paulson, to me known and known to me to be the person described in and who executed the foregoing instrument and he acknowledged to me that he executed the same.

_____

Notary Public



This filing** contains (check all applicable boxes):

☑ Statement of Financial Condition.

☑ Notes to Statement of Financial Condition.

☐ Statement of Operations.

☐ Statement of Cash Flows.

☐ Statement of Changes in Partners' Capital.

☐ Statement of Changes in Subordinated Borrowings.

☐ Notes to Financial Statements.

☐ Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ Computation of tangible net worth under 17 CFR 240.18a-2.

☐ Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☑ Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☑ Independent public accountant's report based on an examination of the statement of financial condition.

☐ Independent public accountant's report based on an examination of the financial report or financial statements under 17CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ Independent public accountant's report based on an examination of certain statements in the compliance report under 17CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17CFR 240.18a-7, as applicable.

☐ Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ Other: _____

☐ A copy of the SIPC Supplemental Report.

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

To the Partners and Management of Aqua Securities, L.P.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Aqua Securities, L.P. (the "Partnership") as of December 31, 2021 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership at December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Partnership's auditor since 2008.

February 28, 2022

Aqua Securities, L.P.

Statement of Financial Condition

December 31, 2021
(In Thousands)

Assets

Cash and cash equivalents	$	545
Receivables from clearing brokers and related broker-dealers		2,161
Fixed assets, net		782
Intangible assets, net		23
Accrued commissions receivable		5
Other assets		41
Total assets	$	3,557

Liabilities, Subordinated Borrowings and Partners' Capital

Deferred revenue	$	1,158
Payables to related parties		812
Accounts payable and accrued liabilities		175
Total liabilities		2,145
Commitments and contingencies (Note 7)		
Subordinated borrowings		**2,000**
Partners' capital:		
Limited partners		(525)
General partner		(63)
Total partners' capital		(588)
Total liabilities, subordinated borrowings and partners' capital	$	3,557

See notes to the statement of financial condition

Aqua Securities, L.P.

Notes to Statement of Financial Condition

December 31, 2021

(In Thousands)

1. General and Summary of Significant Accounting Policies

Description of Business – Aqua Securities, L.P. (the "Partnership") is a limited partnership organized under the laws of the State of Delaware. The Partnership is 50.49% owned by Cantor Fitzgerald Securities ("Cantor Securities"), a Limited Partner which is a wholly owned subsidiary of Cantor Fitzgerald, L.P. ("Cantor"); 48.51% owned by BGC Partners, L.P. ("BGC"), a Limited Partner; and 1% owned by Aqua Securities Holdings, LLC ("Holding Company"), the General Partner, which is owned 51% by Cantor and 49% by BGC.

The Partnership operates an Alternative Trading System ("ATS") to provide anonymous access to pools of block and basket liquidity to institutional buy-side and sell-side firms. The ATS' participants consist of broker-dealers and qualified institutional buyers within the meaning of the Securities and Exchange Commission ("SEC") Rule 144(a)(1). Only equity securities are traded via the ATS.

Basis of Presentation – The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates – Management makes estimates and assumptions that affect the reported amounts of the assets and liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in the statement of financial condition.

Revenue Recognition – The Partnership derives its revenues primarily through commissions from brokerage services. Commissions revenue is derived from securities whereby the Partnership connects buyers and sellers in the OTC and exchange markets and assists in the negotiation of the price and other material terms. These transactions result from the provision of service related to executing and settling transactions for clients. Commissions revenue is recognized at a point in time on the trade-date, when the customer obtains control of the asset and can direct the use of, and obtain substantially all of the remaining benefits from the asset. The Partnership records a receivable between the trade-date and settlement date, when payment is received.

Cash and Cash Equivalents – The Partnership considers all highly liquid investments with maturity dates of 90 days or less at the date of acquisition to be cash equivalents.

Fixed Assets, net – Fixed assets are recorded at historical cost and depreciated over their estimated economic useful lives, generally three to five years, using the straight-line method. In accordance

1. General and Summary of Significant Accounting Policies *(continued)*

with U.S. GAAP guidance, the Partnership capitalizes qualifying computer software costs incurred during the application development stage and amortizes them over an estimated useful life of three years on a straight-line basis.

The Partnership periodically evaluates potential impairment of long-lived assets, when a change in circumstances occurs, by applying the U.S. GAAP guidance, Impairment or Disposal of Long-Lived Assets, and assessing whether the unamortized carrying amount can be recovered over the remaining life through undiscounted future expected cash flows generated by the underlying assets. If the undiscounted future cash flows were less than the carrying value of the asset, an impairment charge would be recorded. The impairment charge would be measured as the excess of the carrying value of the asset over the present value of estimated expected future cash flows using a discount rate commensurate with the risks involved.

Intangible Assets, net – Intangible assets consist of costs incurred in connection with the filing and registration of patents. Capitalized costs related to the filing of patents are generally amortized on a straight-line basis over their estimated useful lives, generally three years.

Receivables from Clearing Brokers and Related Broker-Dealers – Receivables from clearing brokers and related broker-dealers primarily represents principal transactions which have not yet settled, commissions receivable and cash deposited with various clearing brokers in order to conduct ongoing clearance activities.

Income Taxes – Income taxes are accounted for under U.S. GAAP Accounting Standards Codification ("ASC") Topic 740, *Income Taxes*, using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

ASC Topic 740, Income Taxes, clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is required to meet before being recognized in the statement of financial condition. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves.

1. General and Summary of Significant Accounting Policies *(continued)*

Accrued Commissions Receivable – Accrued commissions receivable represent amounts due from brokers, dealers, banks and other financial and non-financial institutions for the execution of equity securities.

Recently Adopted Accounting Pronouncements

In December 2019, the FASB issued *ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes*. The ASU is part of the FASB's simplification initiative; and it is expected to reduce cost and complexity related to accounting for income taxes by eliminating certain exceptions to the guidance in *ASC 740, Income Taxes* related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period, if applicable, the allocation of income tax expense to separate statement of financial condition of entities not subject to tax and the recognition of deferred tax liabilities for outside basis differences. The new guidance also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates, and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The Partnership adopted the standard on the required effective date beginning January 1, 2021 and with certain exceptions, on a prospective basis. Adoption of ASU 2019-12 did not have a material impact on the Partnership's statement of financial condition.

In October 2020, the FASB issued ASU No. 2020-10, *Codification Improvements*. The standard amends the Codification by moving existing disclosure requirements to (or adding appropriate references in) the relevant disclosure sections. The ASU also clarifies various provisions of the Codification by amending and adding new headings, cross-referencing, and refining or correcting terminology. The Partnership adopted the standard on the required effective date beginning January 1, 2021, using a modified retrospective method of transition. The adoption of this guidance did not have a material impact on the Partnership's statement of financial condition.

New Accounting Pronouncements

In March 2020, the FASB issued *ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting*. The guidance is designed to provide relief from the accounting analysis and impacts that may otherwise be required for modifications to agreements (e.g., loans, debt securities, derivatives, and borrowings) necessitated by reference rate reform as entities transition away from LIBOR and other interbank offered rates to alternative reference rates. This ASU also provides optional expedients to enable companies to continue to apply hedge accounting to certain hedging relationships impacted by reference rate reform. Application of the guidance is optional and only available in certain situations. The ASU is effective upon issuance and generally can be applied through December

Aqua Securities, L.P.

Notes to Statement of Financial Condition *(continued)*

December 31, 2021

(In Thousands)

1. General and Summary of Significant Accounting Policies *(continued)*

31, 2022. In January 2021, the FASB issued *ASU No. 2021-01, Reference Rate Reform (Topic 848): Scope.* The amendments in this standard are elective and principally apply to entities that have derivative instruments that use an interest rate for margining, discounting, or contract price alignment that is modified as a result of reference rate reform (referred to as the "discounting transition"). The standard expands the scope of *ASC 848, Reference Rate Reform* and allows entities to elect optional expedients to derivative contracts impacted by the discounting transition. Similar to *ASU No. 2020-04,* provisions of this ASU are effective upon issuance and generally can be applied through December 31, 2022. Management is evaluating and planning for adoption of the new guidance, including forming a cross-functional LIBOR transition team to determine the Partnership's transition plan and facilitate an orderly transition to alternative reference rates, and continuing its assessment on the Partnership's statement of financial condition.

2. Fixed Assets, net

Fixed assets, net consisted of the following:

	December 31, 2021
Software, including software development costs	$ 3,582
Computer and communication equipment	204
Leasehold improvements and other fixed assets	102
	3,888
Less: accumulated depreciation and amortization	3,106
Fixed assets, net	$ 782

3. Receivables from Clearing Brokers and Related Broker-Dealers

Receivables from clearing brokers and related broker-dealers primarily represent amounts due on undelivered equities and cash on deposit with clearing brokers and receivables from clearing brokers.

At December 31, 2021, Receivables from clearing brokers and related broker-dealers was $2,161, of which $1,930 is receivable from an affiliated broker-dealer (see Note 5 – Related Party Transactions, for additional information related to these receivables).

Aqua Securities, L.P.

Notes to Statement of Financial Condition *(continued)*

December 31, 2021

(In Thousands)

4. Intangibles Assets, net

Intangible assets, net consisted of the following:

	December 31, 2021
Patents	$ 415
Less: accumulated depreciation and amortization	392
Intangible assets, net	$ 23

5. Related Party Transactions

Cantor and other affiliates provide the Partnership with administrative services and other support for which they charge the Partnership based on the cost of providing such services. Such support includes allocations for utilization of fixed assets, accounting, treasury, operations, human resources, legal, and technology services. For the year ended December 31, 2021, the Partnership was charged by Cantor for such services, which the unpaid balances are included in Payables to related parties on the Partnerships' statement of financial condition. In addition, for the year ended December 31, 2021, the Partnership was charged for allocated rent, utilities, maintenance and other occupancy related costs, which the unpaid balances are included in Payables to related parties on the Partnerships' statement of financial condition.

A Cantor affiliate provides clearing and settlement services, under contractual agreements, to the Partnership. In connection with these services, the Partnership was charged for the year ended December 31, 2021, which unpaid balances are included in Payables to related parties in the Partnership's statement of financial condition. In connection with these clearing and settlement services, the Partnership earns brokerage revenue from its customers which is collected by Cantor and settled on a monthly basis.

The Partnership has subordinated borrowings with affiliates. See Note 9 – Subordinated Borrowings for further detail related to these transactions.

6. Income Taxes

The Partnership recorded no net provision for income taxes due to the establishment of a valuation allowance against the benefit for net taxable losses for the year ended December 31, 2021. As of December 31, 2021, the Partnership recorded deferred tax assets of $1.9 million, which consist

Aqua Securities, L.P.

Notes to Statement of Financial Condition *(continued)*

December 31, 2021

(In Thousands)

6. Income Taxes *(continued)*

primarily of net operating loss carryforwards. Deferred tax assets are available for offset against future profits, if and when they arise. The Partnership believes that it is more likely than not that the net deferred tax asset will not be realized. Accordingly, as of December 31, 2021, the Partnership has recorded a valuation allowance of $1.9 million against this net deferred tax asset. The Partnership's UBT net operating loss of $2.0 million will begin to expire in 2028.

The Partnership has analyzed its tax positions with respect to applicable income tax issues for open tax years (in each respective jurisdiction) and determined that no material tax liabilities existed as of December 31, 2021. As of December 31, 2021, the Partnership did not accrue any interest or penalties.

The Partnership is not presently under examination for United States federal, state, and local income tax purposes, and is no longer subject to examination by tax authorities for the years prior to 2018 in all jurisdictions.

7. Commitments and Contingencies

Legal Matters

In the ordinary course of business, various legal actions are brought and may be pending against the Partnership. The Partnership is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Partnership's business. Any of such actions may result in judgments, settlements, fines, penalties, injunctions or other relief. As of December 31, 2021, no such claims or actions have been brought against the Partnership and therefore no reserves were recorded.

Legal reserves are established in accordance with U.S. GAAP guidance on ASC Topic 450, *Accounting for Contingencies*, when a material legal liability is both probable and reasonably estimable. Once established, legal reserves are adjusted when additional information becomes available or when an event occurs requiring a change.

Risks and Uncertainties

The Partnership generates revenues by providing securities brokerage to institutional customers. Revenues for these services are transaction based. As a result, the Partnership's revenue could vary based on the transaction volume of the global financial markets.

.

Aqua Securities, L.P.

Notes to Statement of Financial Condition *(continued)*

December 31, 2021

(In Thousands)

8. Regulatory Requirements

As a registered broker-dealer, the Partnership is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Partnership has elected to compute its net capital using the basic method which requires the maintaining of minimum net capital, be the greater of $5 or 6 2/3% of aggregate indebtedness. As of December 31, 2021, the Partnership had net capital of $332, which was $266 in excess of required net capital.

9. Financial Instruments and Off-Balance Sheet Risks

Guarantees – The Partnership is a member of various securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the clearinghouse or exchange, all other members would be required to meet the shortfall. The Partnership's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Partnership to be required to make payments under these arrangements is remote. Accordingly, no liability was required to be recorded in the Partnership's statement of financial condition.

Credit Risk – Credit risk arises from potential non-performance by counterparties. The Partnership has established policies and procedures to manage the exposure to credit risk. The Partnership maintains a thorough credit approval process to limit exposure to counterparty risk and employ stringent monitoring to control the counterparty risk for the matched principal businesses. The Partnership's account opening and counterparty approval process includes verification of key customer identification, anti-money laundering verification checks and a credit review of financial and operating data. The credit review process includes establishing an internal rating and any other information deemed necessary to make an informed credit decision, which may include financials, correspondence, due diligence calls and a visit to the entity's premises, as necessary.

Customer Activities – Certain market and credit risks are inherent in the Partnership's business. In the normal course of business, the Partnership's customer activities include the execution of equity securities on behalf of customers. These activities may expose the Partnership to credit risk in the event the customer is unable to fulfill its contractual obligations.

Operational Risk – In providing services, the Partnership may be exposed to operational risk. Operational risk may result from, but is not limited to, errors related to transaction processing, breaches of internal control systems and compliance requirements, fraud by employees or persons outside the Partnership, business interruption due to systems failures or other events. Operational risk may also include breaches of the Partnership's technology and information systems resulting

Aqua Securities, L.P.

Notes to Statement of Financial Condition *(continued)*

December 31, 2021

(In Thousands)

9. Financial Instruments and Off-Balance Sheet Risks *(continued)*

from unauthorized access to confidential information or from internal or external threats, such as cyber attacks. Operational risk also includes potential legal or regulatory actions that could arise as a result of noncompliance with applicable laws and/or regulatory requirements. In the case of an operational event, the Partnership could suffer a financial loss as well as reputational damage.

Coronavirus Disease 2019 (COVID-19) Pandemic – Management has evaluated the impact of the COVID-19 pandemic on the industry and concluded that, while it is reasonably possible that the virus could have an effect on the Partnership's financial condition, the specific impact is not readily determinable as of the date of the statement of financial condition. The statement of financial condition do not include any adjustments that might result from the outcome of this uncertainty.

10. Subordinated Borrowings

The Partnership has two subordinated borrowings. The first borrowing is with Cantor Securities in the sum of $1,020 and the second borrowing is with BGC in the sum of $980. The current rate of interest on both borrowings is three month LIBOR plus 600 basis points. The scheduled maturity date on both borrowings is September 1, 2023. These borrowings are subordinated to the claims of general creditors, approved by Financial Industry Regulatory Authority ("FINRA") and other regulators, and are included in the Partnership's calculation of net capital and the capital requirements of FINRA 4120.

11. Revenue from Contracts with Customers

See Note 1 – General and Summary of Significant Accounting Policies for detailed information on the recognition of the Partnership's revenue from contracts with customers.

Contract Balances – The timing of the Partnership's revenue recognition may differ from the timing of payment by its customers. The Partnership records a receivable when revenue is recognized prior to payment and the Partnership has an unconditional right to payment. If payment precedes the provision of the related services, the Partnership records deferred revenue until the performance obligations are satisfied.

The Partnership had receivables related to revenue from contracts with customers of $15 and $5 as of December 31, 2020 and December 31, 2021, respectively. Receivables related to contracts with customers are recorded as contract assets.

.

11. Revenue from Contracts with Customers *(continued)*

The Partnership's deferred revenue primarily relates to customers paying advance or billed in advance where the performance obligation has not yet been satisfied. Deferred revenue is recorded as a contract liability. The Partnership had deferred revenue of $1,413 and $1,158 as of December 31, 2020 and December 31, 2021, respectively.

12. Subsequent Events

On January 26, 2022 the Partnership received a deemed contribution of $700.

The Partnership has evaluated subsequent events through the date the statement of financial condition was issued. There have been no additional material subsequent events that would require recognition in the statement of financial condition or disclosure in the notes to statement of financial condition.